UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Innovive Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	74-3123261
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 716-1810

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered _________________________	Name of each exchange on which each class is to be registered ______________________________

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

(Title of class)

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Item 1. Business” and “Item 2. Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terminology such as “may,”  “might,”  “will,”  “should,”  “could,”  “would,”  “expect,”  “plan,”  “anticipate,”  “believe,”  “estimate,”  “project,”  “predict,”  “intend,”  “potential” or the negative of such terms or other similar expressions.

The forward-looking statements reflect our current expectations and views about future events and speak only as of the date the statements were made. The forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.

You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits to this registration statement completely and with the understanding that our actual future results might be materially different from what we expect. We might not update the forward-looking statements, even though our situation might change in the future, unless we have obligations under U.S. federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the forward-looking statements by these cautionary statements.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Business.

Overview

Innovive Pharmaceuticals, Inc. is a development stage biopharmaceutical company engaged in the development and commercialization of compounds for the treatment of cancer. Our product candidate INNO-105 has potential applications in multiple tumor types and we believe brings significant advantages above the standard of care for certain cancerous conditions. We intend to develop this compound and bring it to market, thereby bringing a revenue stream to our company. In addition, we intend to leverage the development infrastructure we expect to build during our development of INNO-105 by acquiring and developing additional clinical candidates in the areas of oncology and hematology.

We were incorporated on March 24, 2004 under the laws of the State of Delaware under the name Broadway Therapeutics, Inc. We changed our name to Innovive Pharmaceuticals, Inc. on September 20, 2004. We acquired rights to INNO-105 in March 2005.

Our executive offices are located at 555 Madison Avenue, 25th Floor, New York, New York 10022 and our telephone number at that location is (212) 716-1810. Our website address is www.innovivepharma.com. The information contained on our website in not a part of, and should not be construed as being incorporated by reference into, this registration statement.

The Oncology Therapeutics Market

The American Cancer Society estimates that nearly 1.4 million people in the U.S. will be diagnosed with cancer in 2005, excluding basal and squamous cell skin cancers and in situ carcinomas except urinary bladder. Although rates differ by tumor type, the total number of new cancer diagnoses is growing at around 0.5% per year. We believe this growth rate is unlikely to decrease in the foreseeable future as the causes of cancer are multiple and poorly understood.

Despite continuous advances made in the field of cancer research every year, there remains a significant unmet medical need. In 2004, cancer was the second leading cause of mortality in the U.S. behind heart disease. It is estimated that one in four deaths in the U.S. is due to cancer. Additionally, there is often a significant debilitating effect resulting from treatment or lingering morbidity associated with the treatment of cancer. Our goal is to develop compounds that can lengthen survival times and improve the quality of life of patients and cancer survivors.

Even though there are a large number of patients, the treatment and management of cancer is performed by a limited number of professionals. It is estimated that approximately 10,000 physicians treat the majority of cancer patients in the U.S. We expect to reach this prescriber base using a relatively small commercial infrastructure by contracting with one or more third-party entities with an established sales force.

INNO-105 (Opioid Growth Factor, OGF and [Met5]-enkephalin)

Overview

INNO-105, also known by the terms Opioid Growth Factor and [Met5]-enkephalin, which we refer to collectively as OGF, is an endogenous five amino acid peptide of the sequence Try-Gly-Gly-Phe-Met. INNO-105 interacts with a unique OGF receptor that differs from the “classical” opioid receptors: m, d, and k. Initially termed the z receptor, the recently renamed OGF receptor, or OGFr, is found on the nuclear membrane of a wide range of cells and tissues including several malignant cells. OGFr has been found on pancreatic adenocarcinoma, head and neck squamous cell carcinoma, colon cancer, renal cell carcinoma, and neuroblastoma, among others. OGFr has a molecular structure that is unique from other known opioid receptors and appears to have biologic properties that might make it an effective target in cancer therapy.

Our research indicates that INNO-105 inhibits cell growth and division by interacting with OGFr. We are not aware of any other endogenous opioid that interacts with OGFr. This unique interaction led to the discovery of the properties of the OGF-OGFr system. In several animal models, it was demonstrated that the OGF-OGFr system regulated cell growth. Based on our research, we believe that INNO-105's interaction with OGFr leads to cell cycle prolongation, particularly in the quiescent or growth phases preceding a cell’s preparation for division. Cancer tumors develop when cells randomly continue to divide. INNO-105’s interactive properties prolong a cell’s pre-division phase. This tumor-inhibiting property, combined with INNO-105’s ability to reach the OGFr located in cancers and interact with OGFr, led to our hypothesis that increasing levels of OGF may have merit as an anti-cancer therapy. In addition, our research indicates that INNO-105 has a side effect profile different from that of chemotherapy, which should enable it to be administered in conjunction with chemotherapy. INNO-105’s unique tumor-inhibiting qualities and non-overlapping side effect profile may be useful when administered in combination with chemotherapy as a means of improving the clinical outcomes for pancreatic cancer patients.

Pre-clinical data

Dr. Ian S. Zagon of Hershey Medical Center at the Pennsylvania State University conducted a series of pre-clinical studies from 1999 through 2005 to prove the hypothesis that increased INNO-105 will inhibit cell growth. The first experiment used the MiaPaCa-2 pancreatic adenocarcinoma cell line. Four groups of 20 nude mice each were implanted with MiaPaCa-2 tumor cells and tumor growth was measured over the ensuing 50 days. The four groups were: control, INNO-105 alone (10 mg/kg daily), gemcitabine alone (150 mg/kg every three days) and INNO-105 + gemcitabine (same regimens). As can be seen in Figure 1, the INNO-105 mice had significant inhibitory properties on cell growth, nearly to the extent of gemcitabine alone. In addition, the combination of INNO-105 and gemcitabine was supra-additive with cell growth significantly lower than all other groups.

A second study was conducted by Dr. Zagon using a squamous cell head and neck cancer cell line, SCC-1. The four groups in this study were: control, INNO-105 (10 mg/kg daily), paclitaxel (Taxol) (8 mg/kg every two days) and INNO-105 plus paclitaxel (Taxol) (same regimens). As can be seen in Figure 2, results of this experiment were very similar to the pancreas study discussed above.

As shown in Figure 2, INNO-105 alone results in a decreased rate of cell growth although not as marked as in the previous study. Additionally, the combination of INNO-105 and Taxol resulted in a supra-additive decrease in cell growth. This study was confounded in part due to the lethality of the paclitaxel regimen. Nineteen of the 20 mice receiving Taxol had expired before the final measurement. Yet, only one of the INNO-105 plus Taxol mice expired.

Based upon our review of the results of both studies, we believe the studies demonstrate that the mice receiving a combination regimen were healthier, were able to maintain normal body weight and survived longer versus those receiving the chemotherapy agent alone (Table 1). We believe this implies that INNO-105, whether used alone or as part of a combination therapy, offers protection against certain side effects of chemotherapy, and in particular, may be of benefit in reducing cachexia or “wasting,” which traditionally is a significant side effect in the treatment of cancer patients.

Table 1. Characteristics of mice after 50 day study

Parameter	Pancreas Model				Head and Neck Model
	Control	INNO-105	Gem	INNO-105 + Gem	Control	INNO-105	Taxol	INNO-105 + Taxol
Body Weight	33.3 g	31.4 g	27.4 g	30.3 g	31.6 g	32.0 g	22.6 g	31.8 g
Tumor weight	5.5 g	3.5 g	2.4 g	0.8 g	2.4 g	1.7 g	N.A.*	0.9 g
* data not available as only one mouse was alive on day 50

Clinical Data

A Phase I study in pancreatic cancer conducted by Dr. Jill P. Smith of Hershey Medical Center at Pennsylvania State University and reported in 2004, evaluated the maximum tolerated dose, or MTD, of single agent INNO-105. There were two phases to the study. First, in an acute phase, patients received escalating dose levels including 25, 50, 75, 100, 150, 200, and 250 mcg/kg over a 30-minute IV infusion. During this phase, 250 mcg/kg was established as the MTD with grade III hypotension as the dose limiting toxicity. It was noted in the subsequent phase that increasing infusion time to 45 minutes eliminated this adverse event. We plan to further explore this potential new dosing regimen in subsequent clinical trials.

The second phase of the study was to evaluate the MTD in a chronic setting. Sixteen patients received the study drug until progression or death. Ten patients received an IV infusion of 250 mcg/kg weekly and six subjects received subcutaneous dosing of 50 mcg/kg twice daily. In total, we believe the data suggests that there was one partial response (6%), 10 stable disease (63%) and five progressions (31%). Mean survival from time of diagnosis was nine months (range two to 23 months). Historical survival figures for gemcitabine alone are approximately six months. An improvement to nine months overall survival would represent a 50% improvement over chemotherapy alone. We caution that this was not a comparative study and this comparison is based upon presumption only; however, if the data hold up in larger studies this would be a significant improvement over the current standard of care for pancreatic cancer.

A single agent, open label, Phase II study in gemcitabine refractory pancreatic cancer patients was initiated in February 2004 by Dr. Jill Smith and is ongoing at Hershey Medical Center. The target enrollment number for this study is 50 patients. As of August 23, 2005, 17 patients have been enrolled and have received or are receiving a weekly IV infusion of 250 mcg/kg of INNO-105. This research is being conducted pursuant to an Industry-University Cooperation Research Agreement among our company, the Pennsylvania State University College of Medicine and the Hershey Medical Center.

Development Plan

Our current development plan is to evaluate INNO-105 activity as an anti-cancer agent in pancreatic cancer. Once we believe activity is confirmed, we intend to expand our research toward other tumor types such as squamous cell head and neck cancer, colon cancer, neuroblastoma, and small cell lung carcinoma. We will select what we believe is the most appropriate tumor type for research. Our proposed studies in pancreatic cancer are outlined below:

•
IND filing: On September 2, 2005, we filed an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or FDA, for a Phase I clinical study for INNO-105 in previously treated, advanced cancer patients. The FDA has 30 days to comment on our filing. Given the limited comments we received in our pre-IND meeting with the FDA on July 22, 2005, we anticipate being able to proceed with our clinical development program effective on or about October 2, 2005.

•
Phase I: We intend to conduct the Phase I study to establish INNO-105 MTD as a single agent over a one hour infusion (n=approximately 24 patients). The Mary Crowley Medical Research Center in Dallas, Texas, and the Greenbaum Cancer Center at the University of Maryland in Baltimore will be the two study sites. Casey Cunningham, M.D. and Edward Sausville, M.D., PhD. will be the co-primary investigators. We expect this study to begin in the third quarter of 2005 and take approximately 12 months to complete.

•
Phase II: Pending a successful Phase I trial, we anticipate being able to initiate in the fourth quarter of 2006 a randomized Phase II study in pancreatic cancer comparing INNO-105 to best supportive care in gemcitabine refractory pancreatic cancer patients. We anticipate opening approximately 15 clinical sites and enrolling approximately 60 patients with an enrollment period of what we currently believe will be between six to nine months. We currently expect interim results in the second quarter of 2007 and final results in the fourth quarter of 2007.

If the interim results from the Phase I and Phase II trials are positive, we plan to design and conduct a Phase III trial. If that Phase III trial is successful, we would anticipate filing a new drug application, or NDA, with the FDA. We do not expect INNO-105 to be commercially available until late 2009 or early 2010, if at all.

We have not identified any studies for other potential indications at this time. We plan to wait to see evidence of INNO-105 activity in the pancreatic cancer Phase I and II trials before initiating any clinical studies for other indications.

Competition

The primary treatments for pancreatic cancer include surgery, radiation, chemotherapy and various combinations of each of the above. The primary chemotherapy treatment of pancreatic cancer is a gemcitabine-based regimen. Over 80% of advanced pancreatic cancer patients receive gemcitabine in the course of their disease. Standard survival after treatment with gemcitabine is approximately six months.

There are many other cancer cell inhibiting therapies in development for the treatment of pancreatic cancer; however, none have been approved for commercial sale in this indication. We believe that the cell inhibiting action exhibited by INNO-105 is unique and will prove to make INNO-105 a significant advance in cancer treatment either alone or in combination with other anti-cancer agents.

Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to our research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

Other Compounds - Building Our Pipeline

In order to leverage the infrastructure we plan to develop and to better mitigate risk, we plan to in-license other clinical stage products. We also plan to exclusively option pre-clinical technologies that appear promising, making decisions to fully commit resources only after pre-defined clinical endpoints are achieved. We believe this will allow us to replicate the target identification/therapeutic candidate development function without taking on the significant overhead costs usually associated with research and development. Additionally, we will not commit our product pipeline to a single platform or approach (i.e., monoclonal antibodies, antisense, recombinant DNA technology, cell culture technology, etc.), which we believe will better diversify our risk.

License Agreements and Intellectual Property

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidate INNO-105, any future product candidates and any other proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents might be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

In March 2005, we entered into an exclusive worldwide royalty-bearing license agreement with the Penn State Research Foundation, or PSRF, including the right to grant sub-licenses, for the intellectual property relating to INNO-105 in the field of cancer. The PSRF license agreement expires as the patent rights subject to the license expire. The INNO-105 license covers two issued patents, expiring in 2020 and 2024, respectively.

In consideration for the grant of the license to INNO-105, in March 2005 we paid PSRF an initial license fee, along with certain other reimbursable costs incurred by PSRF in connection with the license grant, and agreed to make additional payments upon the achievement of clinical milestones. We also agreed to pay commercially reasonable royalties based on a percentage of net sales (as defined in the PSRF license agreement), dependent on reaching certain revenue thresholds. There are no minimum milestone payments or royalties under the agreement.

The PSRF license agreement includes covenants that require us to, among other things: initiate clinical trials by specific dates or pay financial penalties, which could be severe; use our commercially reasonable efforts to bring the licensed product to market; maintain and prosecute patents related to INNO-105; and annually fund a sponsored research agreement with the Pennsylvania State University College of Medicine. In the event that we fail to carry out our responsibilities under the PSRF license agreement, PSRF has the right to terminate the agreement following notice to us and allowing us an opportunity to cure such breach.

Manufacturing and Marketing

We own no manufacturing facilities. We have contracted with a third party for the manufacture of a supply of INNO-105 for our initial studies. We plan to continue to use third-party manufacturers to produce material for use in clinical trials and, if any of our products are approved for marketing, for commercial product. This manufacturing strategy will enable us to direct our financial resources to product development, without devoting resources to the time and cost associated with building large manufacturing plants.

Likewise, our marketing strategy is to contract with third parties rather than incur the expense of establishing our own sales and marketing force. Any such arrangement will be negotiated and entered into only once one or more of our drug candidates is close enough to being approved for marketing.

Government Regulation

The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing of our potential products are extensively regulated by governmental authorities in the U.S. and other countries. Satisfaction of FDA requirements or requirements of state, local and foreign regulatory agencies for new drug development typically takes several years, and the actual time required can vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Satisfaction of these requirements will be expensive and we cannot be certain that the FDA or any other regulatory agency will grant approval for INNO-105 or any of our future products on a timely basis, if at all.

Success in pre-clinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Failure to comply with the applicable requirements might subject us to administrative or judicial sanctions in the U.S., such as the FDA’s refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and criminal prosecution. Even if a product receives regulatory approval, the approval might be significantly limited to specific indications or uses. After regulatory approval is obtained, later discovery of previously unknown problems with a product might result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining or failures to obtain regulatory approval of INNO-105 or any future product would have a material adverse effect on our business.

U.S. Drug Approval Process.    In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. None of our drugs may be marketed in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal pharmacology and toxicology studies, and formulation studies;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials might begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication;

•	submission to the FDA of an NDA;

•	FDA review and approval of the NDA; and

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or cGMPs.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials might begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases might overlap. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an institutional review board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial.

Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness.

Phase II usually involves trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all. Further, clinical trials might be suspended by us or the FDA at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDCA permits the FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The FDA reviews the application for adequacy. We cannot be sure that any approval will be granted on a timely basis, if at all. The FDA might also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, or provide for approval on the basis of surrogate endpoints. Generally, drugs that might be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that any of our drugs will qualify for any of these programs, or that, if a drug does qualify, that the review time will be reduced.

Section 505b2 of the FDCA allows the FDA to approve a follow-on drug on the basis of data in the scientific literature or data used by FDA in the approval of other drugs. This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of drugs based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect any facility at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA might issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA might require postmarketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we could market any product for additional indications, we would have to obtain additional approvals from the FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that additional approval for new indications, if any, will be approved on a timely basis, or at all.

Post-Approval Requirements.    Even after a drug has been approved by the FDA for sale, the FDA might require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA might withdraw its approval of the drug. In addition, holders of an approved NDA are required to:

•	report certain adverse reactions to the FDA;

•	comply with certain requirements concerning advertising and promotional labeling for their products; and

•	continue to have quality control and manufacturing procedures conform to cGMP after approval.

The FDA periodically inspects the sponsor’s records related to safety reporting or manufacturing facilities, including an assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections might identify compliance issues at the facilities of our contract manufacturers that could disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval might result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug Designations.  The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA might not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication.

Non-U.S. Regulation.  Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to that required in the U.S., although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices might not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

Employees

We have assembled a management team with core competencies and expertise in numerous fields, including research, clinical, regulatory and business development. Our management and advisors are comprised of experienced pharmaceutical and biotechnology industry veterans and respected experts. We are led by our Chief Executive Officer, Steven Kelly, who is experienced in the launch of anti-cancer products for major pharmaceutical and biotechnology companies.

As of June 30, 2005, we had a total of three employees. We believe our relationships with our employees are satisfactory. None of our employees is represented by a labor union. We anticipate that we will need to identify, attract, train and retain other highly skilled personnel to pursue our development program. Hiring for such personnel is competitive, and there can be no assurance that we will be able to retain our key employees or attract, assimilate or retain the qualified personnel necessary for the development of our business.

Risks Associated with Our Business

You should carefully consider the risk factors discussed below, together with all of the other information included in this registration statement. If any of the following risks or other risks not presently known to us or that we currently believe are immaterial develop into actual events, our business, financial condition, results of operations or prospects could be negatively affected.

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues. Until, and unless, we receive approval from the FDA or foreign regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidate is INNO-105, and it is not approved by the FDA or any foreign regulatory authority for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand. We will need to seek additional sources of financing for our operations, which might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we might be unable to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA or any foreign regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which would have a dilutive effect on our then current stockholders.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and might never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for product candidates;

•	seek regulatory approvals for product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We might not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact our operations.

We have a limited operating history upon which to base an investment decision.

We are a development stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials of our current product candidate INNO-105. These operations provide a limited basis for our stockholders and prospective investors to assess our ability to commercialize our product candidate and the advisability of investing in our securities.

We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate.

We cannot assure you that we will receive the approvals necessary to commercialize our current product candidate INNO-105, or any product candidate we acquire or develop in the future, for sale. We will need FDA approval to commercialize any product candidate in the U.S. and approvals from the equivalent regulatory authorities in foreign jurisdictions to commercialize any product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:

•	delay commercialization of, and our ability to derive product revenues from, any product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject any of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our current product candidate INNO-105 or any other product. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any product candidate for sale outside the United States.

Our current product candidate is in the early stage of clinical trials.

Our current product candidate, INNO-105, is in an early stage of development and requires extensive pre-clinical and clinical testing. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval of INNO-105 or whether such an NDA will be accepted.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Further, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials might be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA might suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of those trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

The results of our clinical trials might not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and might delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our current clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials might not be indicative of future results.

Physicians and patients might not accept and use our drugs.

Even if the FDA approves our current product candidate INNO-105, physicians and patients might not accept and use it or any other product we develop. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our drug development program depends upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators might also have relationships with other commercial entities, some of whom might compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We have contracted with a third-party manufacturer to manufacture, supply, store and distribute INNO-105 supplies for our clinical trials.  We currently have no contract for the commercial scale manufacture of INNO-105. If INNO-105, or any other product candidate we might develop or acquire in the future, receives FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our reliance on third-party manufacturers exposes us to the following risks:

•
We might be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state and foreign agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we might not own, or might have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our proposed products. Our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third-party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

If we cannot compete successfully for market share against other drug companies, we might not achieve sufficient product revenues and our business will suffer.

The market for our current product candidate INNO-105, as for most drugs, is characterized by intense competition and rapid technological advances. If INNO-105 or any other product candidate receives FDA approval, it will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products might provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we might not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have oncology compounds already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

We might not be able to compete successfully with these entities.

Developments by competitors might render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of cancer and related diseases include but are not limited to Amgen, Sanofi-Aventis, Bristol-Meyers Squibb, Genentech, Eli Lilly, Johnson & Johnson and Pharmion. Alternative technologies are being developed to treat cancer and related diseases by numerous companies including Bristol-Meyers Squibb, MGI Pharma, Merck and Genentech, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. Any or all of these competitors might inhibit or prevent entirely the successful commercialization of our products.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We currently hold exclusive patent rights, including rights under U.S. patents and U.S. patent applications as well as rights under foreign patents and patent applications on INNO-105. However, we cannot predict for INNO-105 or any other proprietary property we might acquire:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings to protect or defend other intellectual property rights which might be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents might be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements might not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings that might be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage might not be available, and reimbursement levels might be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product, once approved, it might inhibit or prevent market acceptance of such product.

We might not successfully manage our growth.

Our success will depend upon the expansion of our operations to develop INNO-105 and to obtain and develop other product candidates. Our success also will depend on the effective management of our growth, which will place a significant strain on our management and on our limited administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We might be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities might involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers and advisors. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business might be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. Attracting and retaining qualified personnel will be critical to our success. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful.

We might incur substantial liabilities and might be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we might incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. We currently do not carry clinical trial insurance or product liability insurance. Although we intend to obtain clinical trial insurance prior to the commencement of any clinical trials, we, or any collaborators, might not be able to obtain insurance at a reasonable cost, if at all. We intend all our agreements with our collaborators to indemnify us for their errors and omissions. However, we might not be able to obtain such contractual protection. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification might not be available or adequate should any claim arise.

There are certain interlocking relationships among our company and affiliates of Paramount Biocapital, Inc. ("Paramount") that might present potential conflicts of interest.

Lindsay A. Rosenwald, M.D, is the Chairman and CEO of Paramount, as well as the Chairman and sole and managing member of Paramount BioCapital Investments, LLC, ("PBI"). Trusts for the benefit of Dr. Rosenwald and his family are substantial shareholders of our company. Dr. Michael Weiser, a director of our company, Stephen C. Rocamboli, a director and our Secretary, and John Knox, our Treasurer, are all employees of Paramount and PBI. In connection with our June 28, 2005 note offering, we entered into an exclusive introduction agreement with Paramount dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which we paid Paramount for its services compensation in the form of cash commissions and a warrant to purchase a number of shares of our common stock. We also reimbursed Paramount for expenses (including legal fees) incurred in connection with the offering and agreed to indemnify Paramount against certain liabilities, including liabilities under the Securities Act. We also have agreed to pay to Paramount a commission on sales by us of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to us by Paramount. We also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on our behalf during the 36-month period following June 28, 2005.

As of June 30, 2005, PBI had loaned us an aggregate principal amount of $1,747,000. The loan is evidenced by a future advance promissory note dated September 21, 2004 bearing interest at 5% per annum. The loan matures on the earlier of two years from issuance or if certain financing events occur.

As a result of these financing transactions, Dr. Rosenwald might be able to exert substantial influence over us. Generally, Delaware corporate law requires that any transactions between us and any of our affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction.

Neither Dr. Rosenwald, Dr. Weiser, Mr. Rocamboli or Mr. Knox is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by those individuals or their affiliates will be made available to us. In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

We are controlled by our current officers, directors, principal stockholders and their affiliates.

Our directors, executive officers, principal stockholders and their affiliates beneficially own approximately 68% of our outstanding shares of common stock. Accordingly, our executive officers, directors, principal stockholders and their affiliates will have the ability to exert substantial influence over the election of our Board of Directors and the outcome of issues submitted to our common stockholders.

There is not now and there might not ever be a market for our common stock.

There is no active market for our common stock and no market is expected to develop in the foreseeable future for the common stock.

We might issue shares of blank-check preferred stock in the future.

Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of $0.001 par value preferred stock, none of which are currently outstanding. The Board has been granted the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without the approval of our common stockholders. As a result, the Board could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to preferential dividends, registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which might be afforded the holders of our common stock.

We have never paid dividends.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future.

Item 2.	Financial Information.

Selected Financial Data

The table that follows sets forth certain financial data of our company. We derived the summary financial data as of December 31, 2004 and June 30, 2005 and data for the period from March 24, 2004 (inception) to December 31, 2004 from our audited financial statements included elsewhere in this registration statement.

	Six months ended June 30, 2005	Period from March 24, 2004 (inception) to December 31, 2004
Statement of Operations Data:
Operating expenses:
Research and development	$834,024	$168,591
General and administrative	655,208	199,966

Total operating expenses	$1,489,232	$368,557

Operating loss	$(1,489,232)	$(368,557)
Interest expense	(23,235)	(5,784)

Net loss	$(1,512,467)	$(374,341)

Basic and diluted net loss per share	$(0.50)	$(0.12)

Shares used to compute basic and diluted net loss per share	3,048,510	3,002,100

	At June 30, 2005	At December 31, 2004
Balance Sheet Data:
Cash	$1,898,151	$22,734
Working capital (deficiency)	$(453,528)	$(27,445)
Total assets	$2,250,539	$31,622
Deficit accumulated during the development stage	$(1,886,808)	$(374,341)
Total stockholders’ deficiency	$(1,877,159)	$(374,341)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is presented to assist in understanding our financial condition and results of operations for the period from March 24, 2004 (inception) to December 31, 2004 and the six months ended June 30, 2005. This discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risks Associated with Our Business” and elsewhere in this registration statement. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

Since our inception in March 2004, we have focused our efforts and resources primarily on acquiring and developing our current pharmaceutical technology, INNO-105, raising capital and recruiting personnel. We are actively pursuing the acquisition of other pharmaceutical products for development. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory authorities to begin selling our pharmaceutical candidates. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of our first product candidate until late 2009 or early 2010. Drug development is an expensive effort, and the expenses related to the research and development of our current candidate, INNO-105, will be significant from now through its anticipated approval. To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue to increase. Accordingly, our success will depend not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of the products. To date, our major source of working capital has been proceeds from a private sale in June 2005 of our senior convertible promissory notes.

Lack of Revenue

We had not generated any revenue from any source through June 30, 2005 and we do not expect to generate revenue within the foreseeable future. We might never be able to generate revenue. Our existing product candidate, INNO-105, is not expected to be commercially available until late 2009 or early 2010, if at all.

General and Administrative Expense

General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses for such personnel, consulting and professional fees and other corporate expenses, including general legal expenses.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Our significant accounting policies are more fully described in Note 1 to the financial statements included in this registration statement. The following accounting policies are critical to fully understanding and evaluating our financial results.

Research and Development Expense

Research and development expenses consist primarily of costs associated with determining feasibility, licensing and pre-clinical and clinical testing of our licensed pharmaceutical candidates. These costs include fees paid to consultants and outside service providers for drug manufacture and development, legal expenses and other expenses. We expense our research and development costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results might differ from these estimates under different assumptions or conditions.

Accounting for Stock-Based Compensation

We account for restricted common stock issued to our employees using the fair value method of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation and Related Interpretations,” or SFAS 123. SFAS 123 defines the fair value based method of accounting for employee stock options or similar equity instruments. In determining the fair value of the shares of restricted stock we issued in 2005, we considered, among other factors, (1) the advancement of our technology, (2) our financial position and (3) the fair value of our common stock as determined in arm’s-length transactions. Our results include non-cash compensation expense as a result of the issuance of the restricted common stock utilizing this method. We expect to record additional non-cash compensation expense in the future, which might be significant, particularly if our stock price increases.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued revised SFAS No. 123 with SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R is effective for financial statements issued for the first annual period beginning after June 15, 2005. We currently account for our stock-based compensation in accordance with SFAS No. 123 and therefore this pronouncement will not have a material impact, if any, on our financial position or results of operations.

Results of Operations

Six Months Ended June 30, 2005 Compared to Period from March 24, 2004 (Inception) to December 31, 2004

General and administrative expense. For the six months ended June 30, 2005, general and administrative expense was $655,208 as compared to $199,966 for the period from inception to December 31, 2004. The increase of $455,242 was due in large part to an increase in payroll expense of approximately $204,000, recruiting fees of $115,000 and rent expense of approximately $52,500. The increase in payroll expense and the recruiting fees were due to the hiring of our head of Business Development in March 2005 and Chief Medical Officer in April 2005. The increase in rent expense was due to the fact we entered into an office lease in March 2005.

Research and development expense. For the six months ended June 30, 2005, research and development expense was $834,024 as compared to $168,591 for the period from inception to December 31, 2004. The increase of $665,433 was due primarily to a license fee paid to Penn State in March 2005 to acquire the rights to INNO-105.

Interest expense. For the six months ended June 30, 2005, interest expense was $23,235 as compared to net interest expense of $5,784 for the period from inception to December 31, 2004. The increase of $17,451 was a result of increased borrowings from the future advance promissory note issued by PBI to fund working capital needs.

Net loss. Net loss for the six months ended June 30, 2005 was $1,512,467 as compared to $374,341 for the period from inception to December 31, 2004. This increase in net loss was attributable to the increase in research and development expense of $665,433, the increase in general and administrative expense of $455,242 and the increase in interest expense of $17,451, all primarily related to the development of INNO-105.

Liquidity and Capital Resources

From inception to June 30, 2005, we have incurred an aggregate net loss of $1,886,808, primarily as a result of expenses incurred through a combination of research and development activities related to INNO-105 and expenses supporting those activities.

We have financed our operations since inception through debt financing. From inception through June 30, 2005, we had a net increase in cash of $1,898,151. This increase primarily resulted from net cash provided by financing activities of $3,667,271, of which $2,249,984 was derived from the sale of our senior convertible promissory notes in June 2005. The increase in cash provided by financing activities was offset by net cash used in operating activities of $1,728,990 and net cash used in investing activities of $40,130 for the period from inception to June 30, 2005. We will continue to fund operations from cash on hand.

Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds might not be available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. We will consider raising additional funds through all viable means, including one or more private placements of common stock, preferred stock or debt or a combination thereof. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. Based on our resources at June 30, 2005 we expect that we will have sufficient cash to fund our operations through 2005, but will need to raise additional financing by 2006 to be able to sustain our operations. We will need additional financing thereafter until we can achieve profitability, if ever.

License Agreements

In the event we achieve certain milestones in connection with the development of INNO-105, we will be obligated to make milestone payments to the licensor in accordance with the terms of our license agreement. The same is expected to be true for any future drug candidates we might acquire. The development of pharmaceutical product candidates is subject to numerous risks and uncertainties, including, without limitation, the following:

•	risk of delays in or discontinuation of development from lack of financing;

•	our inability to obtain necessary regulatory approvals to market the products;

•	unforeseen safety issues relating to the products; and

•	dependence on third party collaborators to conduct research and development of the products.

Additionally, on a historical basis, only approximately 11% of all product candidates that enter human clinical trials are eventually approved for sale. Accordingly, we cannot state that it is reasonably likely that we will be obligated to make any milestone payments under our current or any future license agreement.

Under our license agreement for INNO-105, we will be obligated to make a cash milestone payment upon the first dosing of a patient in the Phase II study, should that study begin. We have additional milestones payment obligations upon the achievement of other development milestones.

Current and Future Financing Needs

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts. Based on our resources at June 30, 2005 we expect that we will have sufficient cash to fund our operations through 2005 and that we will need additional financing to continue our operations in 2006.

We have incurred negative cash flow from operations since inception. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts. Based on our current plans, we believe that our cash and cash equivalents will be sufficient to enable us to meet our planned operating needs through December 31, 2005.

However, the actual amount of funds we will need to operate is subject to many factors, some of which might be beyond our control. These factors include the following:

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our pre-clinical and clinical development activities;

•	our ability to maintain current research and development programs and to establish new research and development and licensing arrangements;

•	our ability to achieve our milestones under licensing arrangements;

•	opportunities to sub-license our existing compounds to others;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We have based our estimate on assumptions that might prove to be incorrect. We might need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of equity or debt and other sources. We might seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing when needed, we might not be able to carry out our business plan. As a result, we might have to significantly limit or terminate our operations and our business, financial condition and results of operations would be materially harmed.

Plan of Operation

Our plan of operation for the remainder of 2005 and for 2006 is to continue implementing our business strategy, including the clinical development of our lead compound, INNO-105. We also are actively exploring the feasibility of other compounds and intend to expand our drug candidate portfolio by acquiring additional drug technologies for development. We expect our principal expenditures through December 31, 2006 to include:

•	operating expenses, including general and administrative and business development expenses; and

•	product development expenses, including the costs incurred with respect to applications for and implementation of our clinical trials for INNO-105.

As part of our planned expansion, we anticipate hiring additional scientific and administrative staff if and when we license an additional product candidate. In addition, we intend to use third parties to perform our clinical studies and manufacturing for any newly acquired product candidates.

Research and Development Projects

Phase I clinical trials for INNO-105, which are expected to commence in October 2005, will involve an estimated 24 patients. The primary purposes for this study are to evaluate the safety of INNO-105 when administered intravenously to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, establish the maximum tolerated dose, and identify dose limiting toxicities.

We believe we currently have sufficient capital to fund development activities of INNO-105 during the remainder of 2005. Since our business does not generate any cash flow, however, we will need to raise additional capital to continue development of INNO-105 beyond 2005. We expect to raise such additional capital by either borrowing money or by selling shares of our capital stock. To the extent additional capital is not available when we need it, we may be forced to sublicense our rights to INNO-105 or abandon our development efforts altogether, either of which would have a material adverse effect on the prospects of our business. Further, our assumptions relating to the expected costs of development and timeframe for completion are dependent on numerous factors other than available financing, including unforeseen safety issues, lack of effectiveness, and significant unforeseen delays in the clinical trial and regulatory approval process, any of which could be extremely costly.

Off-Balance Sheet Arrangements

At June 30, 2005, we did not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Due to the nature of our short-term investments and our lack of material debt, we have concluded that we face no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Item 3.	Properties.

We sublease approximately 5,526 square feet of office space at 555 Madison Avenue, New York, New York. This lease currently requires us to make monthly payments of approximately $17,499, subject to increase to $18,420 in the sixth year of the lease. The lease expires August 30, 2012. We do not own any real property. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The table below sets forth information regarding the beneficial ownership of our common stock as of July 31, 2005 for the following: (i) each person or entity who owns beneficially 5% or greater of the shares of our outstanding common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

Each stockholder’s percentage ownership in the following table is based on 3,160,000 shares of common stock issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion or any other security.

Unless otherwise indicated the mailing address of each of the stockholders below is c/o Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Lindsay A. Rosenwald, M.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	278,958	8.8%

Lester Lipschutz(1) c/o Wolf Block Schorr and Solis Cohen 1650 Arch Street Philadelphia, Pennsylvania 19103	1,051,245	33.3%

Jason Stein, M.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	192,385	6.1%

Steven Kelly(2)	158,000	5.0%

Adam Craig, M.D., Ph.D.(3)	94,740	3.0%

Eric Poma, Ph.D(4)	63,160	2.0%

Stephen C. Rocamboli c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	87,756	2.8%

Michael Weiser, M.D., Ph.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	192,385	6.1%

John Knox c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	27,484	0.9%

Directors and executive officers as a group (six persons)	625,525	19.8%

(1)
Mr. Lipschutz is the investment manager or trustee of four trusts established for the benefit of Dr. Lindsay Rosenwald, three of which own 68,709 shares and one of which owns 185,514 shares of common stock. Mr. Lipschutz also serves as the trustee for the Rosenwald 2000 Family Trust, a trust established for the benefit of Dr. Rosenwald’s children, which owns 659,604 shares of common stock. Mr. Lipschutz might be deemed to beneficially own the shares held by the aforementioned trusts as he has the sole control over the voting and disposition of any shares held by such trust. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in the aforementioned trusts.

(2)
Represents restricted shares of common stock which vest annually over three years following the date of grant, which was June 2, 2004. Pursuant to the terms of Mr. Kelly’s employment agreement, we will be obligated to issue stock options to Mr. Kelly sufficient to maintain his ownership at 5% of our outstanding common stock on a fully diluted basis, until such time that we shall have raised $10 million through the sale of our equity securities.

(3)
Represents restricted shares of common stock which vest annually over the three years following the date of the grant, which was April 7, 2005. Does not include shares of common stock issuable pursuant to a senior secured convertible promissory note purchased in our June 2005 private placement in the principal amount of $48,387 that is convertible into as yet undesignated equity securities of our company or shares of common stock issuable upon the exercise of a warrant to purchase common stock of our company. The amount of common stock underlying the note and the warrant cannot be calculated at this time. See Item 11 of this registration statement.

(4)	Represents restricted shares of common stock which vest annually over the three years following the date of the grant, which was March 6, 2005

Item 5.	Directors and Executive Officers.

The following table sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Steven Kelly	40	President, Chief Executive Officer and Director
Adam Craig, M.D., Ph.D.	39	Vice President and Chief Medical Officer
Eric Poma, Ph.D.	33	Vice President, Business Development
Stephen C. Rocamboli	34	Secretary and Director
Michael Weiser, M.D., Ph.D.	41	Director
John Knox	36	Treasurer

Steven Kelly - President, Chief Executive Officer and Director. Mr. Kelly joined Innovive in June 2004 as President and Chief Executive Officer. Prior to joining Innovive, from November 2002 to May 2004, Mr. Kelly headed the newly created oncology marketing group for Sanofi-Synthelabo’s U.S. division, where he led the launch of Eloxatin™, one of the pharmaceutical industry’s most successful anti-cancer product launches to date. Eloxatin is used in the treatment of colorectal cancer. Mr. Kelly joined Sanofi from IDEC Pharmaceuticals. While at IDEC as Director of Marketing, a position he held from September 1996 to October 2002, Mr. Kelly led the launch of Rituxan® in a co-promotion agreement with Genentech. Rituxan, a treatment for Non Hodgkins Lymphoma, has become one of the leading anticancer therapies in the U.S. Prior to IDEC, Mr. Kelly worked at Amgen from August 1987 to September 1996, where he held various positions, including roles in Epogen® marketing, new products marketing, and manufacturing. Mr. Kelly holds an M.B.A. from Cornell University and a B.S., General Science - Biology and Chemistry, from the University of Oregon.

Adam Craig, M.D., Ph.D. - Vice President and Chief Medical Officer. Dr. Craig joined Innovive in April 2005 as Vice President and Chief Medical Officer. Prior to joining Innovive, from December 2003 to April 2005, Dr. Craig was Medical Director and Vice President, Clinical Development for ArQule, Inc. where he was responsible for establishing a clinical development function and transitioning the organization from a purely bench research company to an integrated development company. Prior to ArQule, Dr. Craig held positions at Ilex Oncology, Inc. from April 2002 to December 2003 and Antisoma, plc from March 2001 to March 2002. Dr. Craig received his medical degree and his Ph.D. in Molecular Medicine from The University of Leeds in the United Kingdom.

Eric Poma, Ph.D. - Vice President, Business Development. Dr. Poma joined Innovive in March 2005 as Vice President, Business Development. Prior to joining Innovive, from June 2001 to March 2005, Dr. Poma was the assistant vice president, business development at Imclone Systems. From July 2000 to June 2001, Dr. Poma was a biotechnology analyst at Eagle Growth Asset Management. Dr. Poma received his Ph.D. in Microbiology and Immunology and a B.S., Biology from the University of North Carolina at Chapel Hill. In addition, Dr. Poma holds an M.B.A. from New York University’s Stern School of Business.

Stephen C. Rocamboli - Secretary and Director. Mr. Rocamboli has served as Secretary of our company and as a member of the Board of Directors since its inception. Mr. Rocamboli has been Senior Managing Director and the General Counsel of Paramount and PBI since September 2004. From September 1999 to August 2004, Mr. Rocamboli was the Deputy General Counsel of Paramount and PBI. Mr. Rocamboli also serves as chairman of the board of directors of VioQuest Pharmaceuticals, Inc. (OTCBB: VQPH). In addition, Mr. Rocamboli serves as an officer or director of several other privately held development-stage biotechnology companies. Mr. Rocamboli received his B.A. degree from The State University of New York at Albany, and his law degree from Fordham University School of Law.

John Knox - Treasurer. Mr. Knox has served as Treasurer of Innovive since its inception. Mr. Knox has been Chief Financial Officer of Paramount, PBI and Paramount BioCapital Asset Management, Inc. or ("PBCAM") since February 2005. From March 1995 to January 2005, Mr. Knox was the Controller of Paramount, PBI and PBCAM. From October 1991 through February 1995, Mr. Knox was an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP). Mr. Knox received his Bachelors degree in Accounting from Emory University and is a certified public accountant.

Michael Weiser, M.D., Ph.D. - Director.  Dr. Weiser has served on our Board of Directors since its inception. From the inception of our company until June 1, 2004, Dr. Weiser was the President of our company. Dr. Weiser is the Director of Research of PBCAM, a position he has held since July 1998. Dr. Weiser currently serves on the Board of Manhattan Pharmaceuticals, Inc. (OTCBB: MHTT), Chelsea Therapeutics, Inc. (OTCBB: CHTP), Hana Biosciences, Inc. (OTCBB: HNAB), VioQuest Pharmaceuticals, Inc. (OTCBB: VQPH) and Ziopharm Oncology, Inc. (OTC: ESWB), all of which are publicly traded biotechnology companies, and several other privately-held biotechnology companies. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.

Item 6.	Executive Compensation.

Executive Compensation

The following table sets forth summary information relating to compensation paid for services rendered for the periods presented, with respect to the compensation paid and bonuses granted to our Chief Executive Officer and each of our other executive officers. For purposes of this registration statement, we refer to the executive officers named in the table below as the named executive officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Fiscal Period ended December 31,	Salary	Bonus	Other	Restricted Stock Awards	Securities Underlying Options	All Other Compensation

Steven Kelly	2004(1)	$140,000(2)	$22,000	- 0 -	$- 0-	- 0 -	- 0 -
Adam R. Craig, M.D., Ph.D.(3)	2004	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -
Eric Poma, Ph. D.(4)	2004	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

(1)	Period from March 24, 2004 (inception) to December 31, 2004.
(2)	Mr. Kelly’s annual compensation is $240,000. This amount reflects a start date of June 2004.
(3)	Adam Craig joined Innovive in April 2005.
(4)	Eric Poma joined Innovive in March 2005.

Option Grants and Exercises in Last Fiscal Year and Fiscal Year-End Option Values

We have not granted any stock options under our 2004 Stock Option Plan.

Long-Term Incentive Plan (“LTIP”) - Awards in Last Fiscal Year

We do not have any long-term incentive plans and have not issued any long-term incentive awards.

Employment Agreements

On June 2, 2004, we entered into an employment agreement with Steven Kelly to act as our President and Chief Executive Officer. Mr. Kelly receives an annual base salary of $240,000 per year. In addition, Mr. Kelly is entitled to receive an annual bonus of $50,000 per year. He also may receive, at the sole discretion of the Board, an additional annual performance-based bonus of up to 50% of his annual base salary. Pursuant to his agreement, on June 2, 2004, Mr. Kelly purchased 158,000 shares of our common stock, at a purchase price of $.001 per share. These purchased shares vest over three years from the date of purchase. We are also obligated to issue to Mr. Kelly stock options sufficient to maintain his ownership percentage at 5% of the outstanding common stock, on a fully diluted basis, until such time we have raised $10 million through the sale of our equity securities. Mr. Kelly’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Mr. Kelly. Under his employment agreement, Mr. Kelly has also agreed to non-competition provisions. In consideration of this non-competition agreement, we have agreed to make payments to Mr. Kelly for up to 12 months and accelerate the vesting of his stock following the termination of his employment under certain circumstances. Mr. Kelly’s employment agreement contains other customary terms and provisions that are standard in our industry.

On April 7, 2005, we entered into an employment agreement with Adam R. Craig to act as our Vice President and Chief Medical Officer. Dr. Craig receives an annual base salary of $240,000 per year. He also may receive, at the sole discretion of our Chief Executive Officer, an additional annual performance-based bonus of up to 50% of his annual base salary. Pursuant to his agreement, on May 9, 2005, Dr. Craig purchased 94,740 shares of our common stock, at a purchase price of $.001 per share. These purchased shares vest over three years from the date of purchase. Dr. Craig’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Dr. Craig. Under his agreement, Dr. Craig has also agreed to non-competition provisions. In consideration of this non-competition agreement, we have agreed to make payments to Dr. Craig for up to 12 months and accelerate the vesting of his stock following the termination of his employment under certain circumstances. Dr. Craig’s employment agreement contains other customary terms and provisions that are standard in our industry.

On March 4, 2005, we entered into an employment agreement with Eric Poma to act as our Vice President of Business Development. Dr. Poma receives an annual base salary of $180,000 per year. In addition, Dr. Poma may receive, at the sole discretion our Chief Executive Officer, an annual performance-based bonus of up to 35% of his annual base salary. Pursuant to his agreement, on May 6, 2005, Dr. Poma purchased 63,160 shares of our common stock, at a purchase price of $.001 per share. These purchased shares vest over three years from the date of purchase. Dr. Poma’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Dr. Poma. Under his employment agreement, Dr. Poma has also agreed to non-competition provisions. In consideration of this non-competition agreement, we have agreed to make payments to Dr. Poma for up to 12 months and accelerate the vesting of his stock following the termination of his employment under certain circumstances. Dr. Poma’s employment agreement contains other customary terms and provisions that are standard in our industry.

Director Compensation

All of our non-employee directors are reimbursed for out-of-pocket expenses incurred in attending board and committee meetings. Currently, we do not pay our directors any cash or other compensation. In the future, we might consider appropriate forms of compensation.

Item 7.	Certain Relationships and Related Transactions.

In 2005, we engaged Paramount as placement agent to assist in our private placement offering of senior convertible promissory notes on a “best efforts” basis. Lindsay A. Rosenwald, M.D. is chairman and chief executive officer of Paramount and its affiliates. Dr. Rosenwald and trusts for the benefit of Dr. Rosenwald and his children own an aggregate of 42.1% of our common stock. As a result, Dr. Rosenwald may be deemed to be an affiliate of our company. Dr. Rosenwald disclaims beneficial ownership of those shares held in trust for the benefit of him and his children except to the extent of any pecuniary interest (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in those trusts.

In connection with the offering, Paramount and we entered into an exclusive introduction agreement dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which we paid Paramount for its services compensation in the form of (a) cash commissions of $141,410, which was equal to 7% of the gross proceeds from the sale of the notes sold by Paramount, and (b) a warrant to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the offering ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell that results in gross cash proceeds to our company of at least $5,000,000 (a “qualified financing”); provided, however, that if no qualified financing is consummated by June 28, 2006 (or June 28, 2007 if the convertible note due date is extended), the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in the qualified financing. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. We also reimbursed Paramount for $27,977 in expenses (including legal fees) incurred in connection with the offering. Lastly, we agreed to indemnify Paramount against certain liabilities, including liabilities under the Securities Act.

We also have agreed to pay to Paramount the commission described above on sales by us of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to us by Paramount. We also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on our behalf during the 36-month period following June 28, 2005.

As of June 30, 2005, PBI, an affiliate of Paramount, had loaned us an aggregate principal amount of $1,747,000. The loan is evidenced by a future advance promissory note dated September 21, 2004 bearing interest at 5% per annum. The loan matures on the earlier of two years from issuance or if certain financing events occur. Lindsay A. Rosenwald, M.D. is the managing member of PBI.

Each of Dr. Michael Weiser, who is a director, Stephen C. Rocamboli, who is a director and our Secretary, and John Knox, who is our Treasurer, is also a full-time employee of either Paramount or its affiliates. We do not pay any compensation to Dr. Weiser, Mr. Rocamboli or Mr. Knox for their services as directors or officers of our company.

We pay to PBI monthly fees of $600 for administrative services.

Neither Dr Rosenwald, Dr. Weiser, Mr. Rocamboli or Mr Knox is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by those individuals or their affiliates will be made available to us. In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

Item 8.	Legal Proceedings.

We are not subject to any pending legal proceeding nor are we aware of any threatened claims against us.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market for Common Stock

No market exists for the trading of any of our common stock and none is likely to develop in the near future. At July 31, 2005, we had 57 holders of record of our common stock.

Dividends

To date, we have not paid any cash dividends. In the future, we expect that any earnings will be used for the development of our business as we seek to expand our operations to develop and commercialize our anti-cancer products. Further, our ability to declare and pay cash dividends depends upon, among other things, restrictions imposed by the reserve and capital requirements of Delaware law, our income and fiscal condition, tax considerations, and general business conditions. Therefore, it is not likely that we will pay any cash dividends on our common stock in the foreseeable future, and we might never pay cash dividends.

Common Stock Not Registered under Securities Act of 1933; Rule 144 Eligibility

Our common stock has not been registered under the Securities Act of 1933, as amended and neither has the common stock underlying our outstanding senior convertible promissory notes and common stock warrants. Accordingly, the shares of common stock issued and outstanding and the shares of common stock issuable upon the conversion or exercise of any outstanding notes and warrants may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Generally, pursuant to Rule 144 under the Securities Act of 1933, as amended, until the earlier of 90 days after the effective date of this registration statement or March 24, 2006, no holder of our common stock is able to sell any shares of our common stock that they hold, absent an exemption under that Act. Beginning on March 24, 2006, 2,844,140 shares of our common stock would be eligible for sale by the holders thereof without any limitations pursuant to Rule 144. An additional 158,000 shares of our common stock would be freely transferable under Rule 144 beginning on June 1, 2006, 63,160 shares would be transferable on March 4, 2007 and an additional 94,740 shares would be freely transferable beginning on April 7, 2007.

Common Stock Issuable Pursuant to Outstanding Notes and Warrants

At June 30, 2005, we had outstanding senior convertible promissory notes in the aggregate principal amount of $2,249,984 that are convertible into shares of our capital stock that we issue in an equity financing or series of related equity financings by us that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”). The notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in a qualified financing. The conversion price will be 85% of the lowest per share purchase price paid in the qualified financing if the qualified financing occurs on or before December 25, 2005. If the qualified financing closes after December 25, 2005, the conversion price will be 75% of such purchase price. The amount of shares into which the notes are convertible cannot be determined at this time.

At June 30, 2005, we had outstanding warrants to purchase shares of our common stock. Each purchaser of a senior convertible promissory note received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of notes that might be issued in a debt bridge financing by us prior to such date. The warrants are exercisable at any time until June 28, 2012. The amount of shares that may be purchased under the warrants cannot be determined at this time.

At June 30, 2005, we also had outstanding a warrant to purchase shares of our common stock that we issued to Paramount in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of notes that might be issued in a debt bridge financing by us prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. The amount of shares that may be purchased under the warrants cannot be determined at this time.

Agreement to Register Common Stock under Securities Act of 1933

We have granted “piggyback” registration rights with respect to the shares of our common stock into which the senior convertible promissory notes might be convertible and for which the warrants issued to the holders of those notes and to Paramount are exercisable. In the event we were to register any shares of our common stock under the Securities Act of 1933, as amended, we would have to offer to register at the same time all of the shares of our common stock underlying the notes and the warrants.

Equity Compensation Plans

Set forth below is information on our equity compensation plans as of December 31, 2004.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders: 2004 Stock Option Plan	- 0 -	- 0 -	925,000
Equity compensation plans not approved by security holders: None
Total	- 0 -	- 0 -	925,000

Our 2004 Stock Option Plan was adopted by our board of directors and approved by our stockholders on April 30, 2004. A total of 925,000 shares of common stock have been reserved for issuance under the 2004 Stock Option Plan. The 2004 Stock Option Plan is administered by the compensation committee of our board of directors, and provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as well as grants of non-statutory options, stock purchase rights. Generally, options granted under the 2004 Plan will vest as to 25% of the shares on the first, second, third and fourth anniversaries of the date of grant. Options may only be transferred by will or the laws of descent and distribution. In the event of certain changes in control of our company, all outstanding options and purchase rights under the 2004 Stock Option Plan shall either be assumed or replaced by the successor company, or upon proper written notice to the grantees, the options and purchase rights will terminate upon the change in control. As of June 30, 2005, we had not issued any shares of our common stock pursuant to the 2004 Stock Option Plan.

Item 10.	Recent Sales of Unregistered Securities.

In connection with the organization and initial capitalization of our company, in March 2004 we sold an aggregate of 2,844,100 shares of our common stock at a purchase price of $0.001 per share. These transactions were exempt under Section 4(2) of the Securities Act of 1933, as amended.

In June 2004 we sold 158,000 shares of our common stock to Steven Kelly, our President and Chief Executive Officer, at a purchase price of $0.001 per share. This transaction was exempt under Section 4(2) of the Securities Act.

In April 2005 we sold 94,740 shares and in March 2005 we sold 63,160 shares of our common stock, respectively, to Adam Craig, our Vice President and Chief Medical Officer, and Eric Poma, our Vice President of Business Development, at a purchase price of $0.001 per share. These transactions were exempt under Section 4(2) of the Securities Act.

On June 28, 2005, we sold in a private placement to accredited investors senior convertible notes with an original aggregate principal amount of $2,249,984 and warrants to purchase an aggregate number of shares of our common stock. The notes mature on June 28, 2006, but we can extend the term of the notes for an additional year. Interest on the notes is payable semi-annually in cash and accrues at the rate of 5% during the first year and at 8% thereafter, if extended. Upon the first closing of an equity financing or series of related equity financings by us that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”), the notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in that financing. The conversion price will be 85% of the lowest per share purchase price paid in the qualified financing if the qualified financing occurs on or before December 25, 2005. If the qualified financing closes after December 25, 2005, the conversion price will be 75% of such purchase price. If those equity securities are shares of preferred stock, we would expect such shares to be convertible into shares of our common stock. Each purchaser of a note received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrants are exercisable at any time until June 28, 2012. These transactions were exempt under Section 4(2) of the Securities Act.

On June 28, 2005 we issued to Paramount a warrant to purchase shares of our common stock in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in a qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. This transaction was exempt under Section 4(2) of the Securities Act.

Item 11.	Description of Registrant’s Securities to be Registered.

We have authorized capital of 30,000,000 shares, of which 25,000,000 shares have been designated as common stock, par value $0.001 per share, and 5,000,000 shares as preferred stock, par value $0.001 per share. We currently have outstanding 3,160,000 shares of common stock and no shares of outstanding preferred stock. We also have outstanding options and warrants to purchase shares of common stock and notes that are convertible into equity shares of our company.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may apply to any shares of capital stock of the company outstanding at the time, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors from legally available funds.

We are obligated to issue shares of our common stock under the following arrangements.

Stock Option Plan. We have adopted the 2004 Stock Option Plan, under which we are permitted to grant incentive stock options and non-statutory options, stock appreciation rights, stock awards, restricted stock, and performance shares to employees, directors and consultants. We have reserved 925,000 shares of common stock pursuant to such grants. No grants have been made under our 2004 Stock Option Plan.

Convertible Notes. We have issued and outstanding senior convertible notes with an original aggregate principal amount of $2,249,984. The notes mature on June 28, 2006, but we can extend the term of the notes for an additional year. Upon the first closing of an equity financing or series of related equity financings by us during the term of the notes that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”), the notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in that financing. The conversion price will be 85% of the lowest per share purchase price paid in the qualified financing if the qualified financing occurs on or before December 25, 2005. If the qualified financing occurs after December 25 2005, the conversion price will be 75% of such purchase price. If those equity securities are shares of preferred stock, we would expect such shares to be convertible into shares of our common stock.

Warrants. Each purchaser of the senior convertible promissory notes received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrants are exercisable at any time until June 28, 2012.

On June 28, 2005 we issued to Paramount a warrant to purchase shares of our common in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in a qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012.

Employment Agreement with Steven Kelly. Pursuant to the terms of his employment agreement, we are obligated to issue to Steven Kelly, our President and Chief Executive Officer, stock options sufficient to maintain his ownership percentage at 5% of the outstanding common stock, on a fully diluted basis, until such time we have raised $10 million through the sale of our equity securities.

Item 12.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the registrant may and, in certain cases, must be indemnified by the registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney’s fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorney’s fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Item 13.	Financial Statements and Supplementary Data.

See Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

The following financial statements, financial statement schedules and exhibits are filed as part of this report or incorporated herein by reference:

(a)	Financial statements. See Index to Financial Statements on page F-1.

Financial Statement Schedules. All financial statement schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto.

(b)	Exhibits.

Exhibit Number	Description of Document

3.1	Certificate of Incorporation, as amended on September 20, 2004
3.2	Bylaws
4.1	Form of common stock certificate
4.2	Form of common stock warrant issued to investors in June 2005
4.3	Warrant issued to Paramount Bio Capital, Inc. on June 28, 2005
4.4	Form of senior convertible promissory note issued to investors in June 2005
4.5	Form of Note and Warrant Purchase Agreement dated June 28, 2005 between Innovive Pharmaceuticals, Inc., and various investors
10.1*	License Agreement dated March 16, 2005, between Innovive Pharmaceuticals, Inc. and The Penn State Research Foundation
10.2*
Industry-University Cooperation Research Agreement dated March 16, 2005 among Innovive Pharmaceuticals, Inc., The Pennsylvania State University College of Medicine and the Milton S. Hershey Medical Center

10.3	2004 Stock Option Plan
10.4	Employment Agreement between Innovive Pharmaceuticals, Inc and Steven Kelly dated June 2, 2004
10.5	Employment Agreement between Innovive Pharmaceuticals, Inc and Adam Craig dated April 7, 2005
10.6	Employment Agreement between Innovive Pharmaceuticals, Inc and Eric Poma dated March 4, 2005
10.7	Sublease dated March 14, 2005 between Innovive Pharmaceuticals, Inc. and Friedman, Billings, Ramsey Group, Inc.
10.8	Future Advance Promissory Note dated September 21, 2004 issued by Innovive Pharmaceuticals, Inc. to Paramount BioCapital Investments, LLC

* Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and those portions have been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIVE PHARMACEUTICALS, INC.

Date: September 20, 2005	By:	/s/ Steven Kelly
Steven Kelly
President and Chief Executive Officer

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

Index

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets
June 30, 2005 and December 31, 2004	F-3

Statements of Operations
Six Months Ended June 30, 2005, Period from March 24, 2004 (Inception)
to December 31, 2004 and Period from March 24, 2004 (Inception)
to June 30, 2005	F-4

Statements of Changes in Stockholders' Deficiency
Six Months Ended June 30, 2005, Period from March 24, 2004 (Inception)
to December 31, 2004 and Period from March 24, 2004 (Inception)
to June 30, 2005	F-5

Statements of Cash Flows
Six Months Ended June 30, 2005, Period from March 24, 2004 (Inception)
to December 31, 2004 and Period from March 24, 2004 (Inception)
to June 30, 2005	F-6

Notes to Financial Statements	F-7/13

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Innovive Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Innovive Pharmaceuticals, Inc. (A Development Stage Company) as of June 30, 2005 and December 31, 2004, and the related statements of operations, changes in stockholders' deficiency and cash flows for the six months ended June 30, 2005, the period from March 24, 2004 (Inception) to December 31, 2004 and for the period from March 24, 2004 (Inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovive Pharmaceuticals, Inc. as of June 30, 2005 and December 31, 2004, and its results of operations and cash flows for the six months ended June 30, 2005, the period from March 24, 2004 (Inception) to December 31, 2004 and the period from March 24, 2004 (Inception) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses from its inception through June 30, 2005 and it had a stockholders' deficiency as of June 30, 2005 of $1,877,159. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Roseland, New Jersey
July 21, 2005

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

BALANCE SHEETS
JUNE 30, 2005 AND DECEMBER 31, 2004

	June	December
ASSETS	30, 2005	31, 2004
Current assets - cash	$1,898,151	$22,734
Office equipment, net of accumulated depreciation of $3,424 and $987, respectively	36,706	8,888
Debt issuance costs	209,713
Security deposits	105,969
Totals	$2,250,539	$31,622

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable and accrued expenses	$101,695	$50,179
Senior convertible notes payable	2,249,984
Total current liabilities	2,351,679	50,179
Note payable - related party	1,747,000	350,000
Accrued interest - related party	29,019	5,784
Total liabilities	4,127,698	405,963

Commitments and contingencies

Stockholders' deficiency:
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued	-	-
Common stock, $.001 par value; 25,000,000 shares authorized; 3,160,000 and 3,002,100 shares issued and outstanding, respectively	3,160	3,002
Less stock subscriptions receivable	(3,160)	(3,002)
Additional paid-in capital	173,690
Deferred compensation	(164,041)
Deficit accumulated during the development stage	(1,886,808)	(374,341)
Total stockholders' deficiency	(1,877,159)	(374,341)
Totals	$2,250,539	$31,622

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2005, PERIOD FROM MARCH 24, 2004
(Inception) TO DECEMBER 31, 2004 AND
PERIOD FROM MARCH 24, 2004 (Inception) TO JUNE 30, 2005

	Six	Period from	Period from
	Months	March 24, 2004	March 24, 2004
	Ended	(Inception) to	(Inception) to
	June	December	June
	30, 2005	31, 2004	30, 2005
Operating expenses:
Research and development, principally license fees	$834,024	$168,591	$1,002,615

General and administrative	655,208	199,966	855,174

Loss from operations	(1,489,232)	(368,557)	(1,857,789)

Interest expense	23,235	5,784	29,019

Net loss	$(1,512,467)	$(374,341)	$(1,886,808)

Loss per share - basic and diluted	$(.50)	$(.12)

Weighted average common shares outstanding - basic and diluted	3,048,510	3,002,100

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
SIX MONTHS ENDED JUNE 30, 2005, PERIOD FROM MARCH
24, 2004 (Inception) TO DECEMBER 31, 2004 AND PERIOD FROM
MARCH 24, 2004 (Inception) TO JUNE 30, 2005

						Deficit
						Accumulated
			Stock	Additional		During the
	Common Stock		Subscriptions	Paid-in	Deferred	Development
	Shares	Amount	Receivable	Capital	Compensation	Stage	Total

Issuance of common stock to founders and officer at $.001 per share	3,002,100	$3,002	$(3,002)

Net loss						$(374,341)	$(374,341)

Balance, December 31, 2004	3,002,100	3,002	(3,002)			(374,341)	(374,341)

Issuance of common stock to officers at $.001 per share	157,900	158	(158)	$173,690	$(173,690)

Amortization of deferred compensation					9,649		9,649

Net loss						(1,512,467)	(1,512,467)

Balance, June 30, 2005	3,160,000	$3,160	$(3,160)	$173,690	$(164,041)	$(1,886,808)	$(1,877,159)

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2005,
PERIOD FROM MARCH 24, 2004 (Inception) TO DECEMBER 31, 2004 AND
PERIOD FROM MARCH 24, 2004 (Inception) TO JUNE 30, 2005

	Six	Period from	Period from
	Months	March 24, 2004	March 24, 2004
	Ended	(Inception) to	(Inception) to
	June	December	June
	30, 2005	31, 2004	30, 2005
Operating activities:
Net loss	$(1,512,467)	$(374,341)	$(1,886,808)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid by related entities on behalf of the Company	20,000	100,000	120,000
Amortization of deferred compensation	9,649		9,649
Depreciation	2,437	987	3,424
Changes in operating assets and liabilities:
Payments for security deposits	(105,969)		(105,969)
Accounts payable and accrued expenses	51,516	50,179	101,695
Accrued interest - related party	23,235	5,784	29,019
Net cash used in operating activities	(1,511,599)	(217,391)	(1,728,990)
Investing activities - purchase of office equipment	(30,255)	(9,875)	(40,130)

Financing activities:
Proceeds from note payable to related party	1,377,000	250,000	1,627,000
Proceeds from senior convertible notes	2,249,984		2,249,984
Payments for debt issuance costs	(209,713)		(209,713)
Net cash provided by financing activities	3,417,271	250,000	3,667,271

Net increase in cash	1,875,417	22,734	1,898,151

Cash, beginning of period	22,734

Cash, end of period	$1,898,151	$22,734	$1,898,151

Supplemental disclosure of noncash financing activities:
Common stock issued to officers in exchange for subscriptions receivable	$173,690		$173,690

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 -	Business, basis of presentation and summary of significant accounting policies:

Business:
Innovive Pharmaceuticals, Inc. ("Innovive" or the "Company") was incorporated in the State of Delaware on March 24, 2004. Innovive is a specialty pharmaceutical company focused on the acquisition, development and commercialization of innovative pharmaceutical products. The Company's current licensed compound targets the treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases.

Basis of presentation:
The Company's primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, acquiring a license for its pharmaceutical compound, performing business and financial planning and raising funds through the issuance of notes payable, and it has not generated any revenues. Accordingly, the Company is considered to be in the development stage.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the six months ended June 30, 2005, the Company generated a net loss of $1,512,467 and it had a loss from inception through June 30, 2005 and a stockholders' deficiency as of June 30, 2005 of $1,877,159. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company, but it cannot assure that such financing will be available on acceptable terms. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's year-end is December 31st.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Office equipment:
Office equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the related assets of five years.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 -	Business, basis of presentation and summary of significant accounting policies (concluded):

Debt issuance costs:
Debt issuance costs are deferred and amortized over the term of the related debt on a straight-line basis, which approximates the effective interest method.

Research and development:
Research and development costs are expensed as incurred.

Income taxes:
Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all deferred tax assets will not be realized.

Earnings (loss) per common share:
"Basic" earnings (loss) per common share equals net income (loss) divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period, adjusted for the effects of potentially dilutive securities. The Company's basic and diluted per share amounts are the same since the Company is in a loss position. As of June 30, 2005 and December 31, 2004, there were no potentially dilutive securities outstanding with a determinable number of shares issuable upon exercise of conversion.

Concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments. The Company reduces credit risk by placing its temporary cash investments with major financial institutions with high credit ratings. At times, such amounts may exceed Federally insured limits. At June 30, 2005, the Company had cash balances that exceeded Federally insured limits by approximately $1,923,000.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 2 -	Note payable - related party:

In June 2004, the Company entered into an open-ended future advance promissory note whereby Paramount BioCapital Investments, LLC ("PBCI"), an affiliate of Paramount BioCapital, Inc. ("Paramount") (see Note 3), agreed to advance funds for obligations arising out of the operations of Innovive's business. The note accrues interest at a fixed rate equal to 5% per annum and becomes payable upon the earlier of two years from the date of issuance of the note or the date on which Innovive enters into certain specified financing transactions. Interest expense totaled $23,235 for the six months ended June 30, 2005 and $5,784 and 29,019 for the periods from March 24, 2004 (Inception) to December 31, 2004 and June 30, 2005, respectively. The amount due PBCI, including accrued interest, was $1,776,019 and $355,784 as of June 30, 2005 and December 31, 2004, respectively.

Management does not believe that the Company could borrow a comparable amount from an unrelated party under terms as favorable as those received from PBCI. However, due to the related party nature of the transaction, management also believes that determining the fair value of the borrowings as of June 30, 2005 is not practicable.

Note 3 -	Senior convertible notes:

The Company engaged Paramount BioCapital, Inc. ("Paramount") in May 2005 as placement agent to assist in its June 2005 private placement offering of senior convertible promissory notes on a "best efforts" basis. Lindsay A. Rosenwald, M.D. is chairman and chief executive officer of Paramount and its affiliates. Dr. Rosenwald and trusts for the benefit of Dr. Rosenwald own an aggregate of 42.1% of the Company's common stock.

On June 28, 2005, the Company issued 5% senior convertible notes in the aggregate principal amount of $2,249,984 (the "Notes") of which $48,357 in principal amount was issued to a related party. The Notes mature on June 28, 2006. However, at the option of the Company, the Notes may be extended to June 28, 2007 at an increased interest rate of 8%.

Upon the closing of an equity financing transaction from which the Company receives proceeds of at least $5,000,000 on or before December 25, 2005, the Notes, plus all accrued interest, will automatically convert into the same securities issued in the equity financing transaction at a conversion price equal to 85% of the per share price of the securities sold. Upon the closing of an equity financing transaction from which the Company receives proceeds of at least $5,000,000 after December 25, 2005, the Notes, plus all accrued interest, will automatically convert into the same securities issued in the equity financing transaction at a conversion price equal to 75% of the per share price of the securities sold. The Notes will also automatically convert into equity securities of the Company immediately prior to a sale of the Company, as defined.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 -	Senior convertible notes (continued):

In addition, each noteholder is entitled to receive warrants to purchase a number of shares of the Company’s common stock equal to 15% of the principal amount of the Notes purchased divided by the lowest price paid for securities in an equity financing transaction from which the Company receives proceeds of at least $5,000,000 prior to the maturity of the Notes. Each warrant issued as a result of such a qualifying equity financing transaction would be exercisable at a price per share equal to 110% of the price per share of the securities in the qualifying equity financing transaction and would be exercisable for a period of seven years.

Alternatively, if a qualifying equity financing transaction does not take place prior to the maturity of the Notes, each noteholder would then be entitled to receive warrants to purchase a number of shares of the Company’s common stock equal to 15% of the principal amount of the Notes purchased divided by the fair market value of the Company’s common stock determined based on $12,500,000 divided by the number of common shares then outstanding on a fully-diluted basis without giving effect to the possible conversion of the Notes. Each warrant so issued would be exercisable at a price per share equal to 110% of that fair market value and would be exercisable for a period of seven years.

The Company will be required to record a charge to interest expense based on the fair value of the warrants at the date they become issuable.

The Notes were sold primarily to unrelated parties on June 28, 2005 and, accordingly, management believes that their carrying value at June 30, 2005 does not differ materially from their fair value.

In connection with the offering of the Notes, Paramount and the Company entered into an exclusive introduction agreement dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which the Company paid Paramount, cash commissions of $141,410 for its services. The Company also reimbursed Paramount for $27,977 of expenses (including legal fees) incurred in connection with the offering. The Company also has agreed to pay to Paramount a commission on sales by the Company of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to the Company by Paramount. The Company also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on its behalf during the 36-month period following June 28, 2005.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 -	Senior convertible notes (concluded):

In addition, Paramount received a warrant to purchase a number of shares of the Company’s common stock equal to 10% of the principal amount of the Notes purchased divided by the lowest price paid for securities in an equity financing transaction from which the Company receives proceeds of at least $5,000,000 prior to the maturity of the Notes. Alternatively, if a qualifying equity financing transaction does not take place prior to the maturity of the Notes, Paramount would then be entitled to receive warrants to purchase a number shares of the Company’s common stock equal to 10% of the principal amount of the Notes purchased divided by the fair market value of the Company’s common stock determined based on $12,500,000 divided by the number of common shares then outstanding on a fully-diluted basis without giving effect to the possible conversion of the Notes. The warrant issued as a result of such financing transactions would be exercisable at a price per share equal to 110% of the related price per share set forth above of the securities in the qualifying equity financing transaction and would be exercisable for a period of seven years.

Note 4 -	Administrative services:

The Company pays monthly fees for administrative services of $600 to PBCI. Administrative service fees were $3,600 for the six months ended June 30, 2005 and were $3,000 and $6,600 for the periods from March 24, 2004 (Inception) to December 31, 2004 and June 30, 2005, respectively.

A director of the Company, another director who is also the Company's Secretary, and the Company's Treasurer, are also full-time employees of either Paramount or its affiliates. The Company does not pay any compensation to them for their services as directors or officers of the Company.

Note 5 -	License agreement:

In March 2005, the Company entered into an agreement to acquire the rights to an exclusive, world-wide, royalty-bearing sublicense to develop and commercialize technology for treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases (the "[Met5]-enkephalin Technology").

The amount expended under this agreement and charged to research and development expense for the period from March 24, 2004 (Inception) to June 30, 2005 was $750,000. The Company may also owe milestone and royalty payments to the licensor based on milestones achieved or on future net sales, as defined, of products derived from [Met5]-enkephalin Technology. There are no minimum royalties required under the agreement. No milestone payments were earned as of June 30, 2005 or December 31, 2004.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 6 -	Income taxes:

There was no current or deferred income tax provision for the six months ended June 30, 2005 or for the period from March 24, 2004 (Inception) to December 31, 2004.

The Company's deferred tax assets as of June 30, 2005 and December 31, 2004 are as follows:

	2005	2004
Net operating loss carryforwards - Federal	$642,000	$127,000
Net operating loss carryforwards - state	113,000	22,000
Totals	755,000	149,000
Less valuation allowance	755,000	149,000
Deferred tax assets	$-	$-

At June 30, 2005, the Company had potentially utilizable Federal and state net operating loss tax carryforwards of approximately $1,887,000.

The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

A valuation allowance is provided when it is more likely than not than some portion or all of the deferred tax assets will not be realized. The net change in the total valuation allowance for the six months ended June 30, 2005 and the period from March 24, 2004 (Inception) to December 31, 2004 was an increase of $755,000 and $149,000, respectively. The tax benefit assumed using the Federal statutory tax rate of 34% has been reduced to an actual benefit of zero due principally to the aforementioned valuation allowance.

Note 7 -	Commitments:

Employment agreements:

The Company has employment agreements with its key executives. At June 30, 2005, future employment contract commitments for such key executives total approximately $660,000, $850,000 and $90,000 for the twelve months ending June 30, 2006, 2007 and 2008, respectively.

During 2005, the Company issued 157,900 shares of restricted common stock to two officers for subscriptions receivable totaling $158, or $.001 per share. These shares vest equally over a three-year period and had an estimated fair value of $1.10 per share or $173,690. Accordingly, the Company recorded deferred compensation expense in its statement of stockholders’ deficiency and additional paid-in capital for the same amount. The Company recorded amortization of deferred compensation expense of $9,649 for the six months ended June 30, 2005.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 7 -	Commitments (concluded):

Operating lease:
In March 2005, the Company signed an agreement to lease office space. The lease commenced effective April 1, 2005 and expires on August 30, 2012. Rent expense for the six months ended June 30, 2005 was $52,497.

Future minimum lease payments under this lease subsequent to June 30, 2005 are as follows:

Twelve months ending June 30:	Amount
2006	$209,988
2007	209,988
2008	209,988
2009	209,988
2010	215,514
Thereafter	478,920

Total	$1,534,386

Note 8 -	Stock option plan:

In March 2004, Innovive established the 2004 Stock Option Plan (the "Plan"), which provides for the granting of up to 925,000 options to officers, directors, employees and consultants for the purchase of common stock through March 2014. The options will have a maximum term of ten years, vest over a period to be determined by the Company's Board of Directors and have an exercise price at or above fair market value. There were no options granted under the Plan as of June 30, 2005.